Peraso Inc. 2309 Bering Drive San Jose, CA 95131

VIA EDGAR

October 14, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:  Jenifer Gallagher and Karl Hiller

Re: Peraso Inc.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Filed March 31, 2022

       File No. 000-32929

Ladies and Gentlemen:

Peraso Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), on September 20, 2022, regarding the Annual Report on Form 10-K for the year ended December, 31, 2021, filed with the Commission on March 31, 2022, and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022 and June 30, 2022, filed with the Commission on May 13, 2022 and August 15, 2022, respectively. In response to the Staff’s comment letter, the Company is submitting via EDGAR this response letter. For your convenience, we have repeated below your comments in bold, and have followed it with our response.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1.	We note that in response to prior comment 5 you explain that higher revenues in 2022 are attributable to increases in memory product sales and mmWave module sales.

We also see that you provided disclosure on page 30 of your recent interim report of the reasons for higher revenue and cost of net revenue, attributing the changes to increased volume shipments of your LineSpeed and Bandwidth Engine IC and mmWave module products. You also explain that your module products have higher cost of goods sold per unit, and generate lower gross profit margins, than your IC products.

Please address changes in revenues with reference to both quantities and prices of the products sold, as previously requested, to comply with Item 303(b)(2) of Regulation S-K. In other words, include volumetric measures of sales for the differing product types for each period, and clarify the extent to which changes in revenues resulted from changes in prices, as opposed to changes in volumes sold. We reissue prior comment 5.

Response: We acknowledge the Staff’s comment and respectfully advise that the Company’s results of operations for fiscal year 2022 are not yet comparable with the prior year primarily due to (1) the timing of the reverse acquisition occurring late in 2021 as it relates to our memory IC products and (2) the commencement of our sales related to mmWave module products beginning in the second half of 2021. Beginning in the first quarter of fiscal year 2023, absent any material changes to our current operations, our results of operations will be more comparable with fiscal year 2022, as operations of the Company and sales of mmWave module products will be reflected for the entirety of the periods presented, allowing for a better comparison of price and volumetric changes.

As the reverse acquisition, which is disclosed in Notes 1 and 2 of the condensed consolidated financial statements, occurred on December 17, 2021, the three and six months ended June 30, 2021 exclude all sales attributable to our memory IC products, resulting in a 100% increase in memory IC product sales during the three and six months ended June 30, 2022. There were no impacts attributable to price changes in 2022, compared with 2021.

Additionally, we began shipping our mmWave module products during the second half of 2021, representing a 100% increase in sales of these products for the three and six months ended June 30, 2022, compared with the same periods in the prior year. There were no impacts attributable to price changes in 2022, compared with 2021. We have initiated price increases on certain of our module products in 2022. However, through June 30, 2022, we had not realized any material increase in revenue as a result of those price increases.

We confirm that, in future filings, we will specify the extent to which material changes in our net revenue period-over-period were attributed to changes in prices and changes in volumes by quantifying the dollar and/or percentage changes of the number of units sold and the changes in average selling prices.

The following is the Company’s proposed type of disclosure related to product revenue using the three and six months ended June 30, 2022 and 2021 as an example (based on the disclosures in Results of Operations within our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022). This represents the level of detail we plan to include in future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022:

	June 30,		Change
	2022	2021	2021 to 2022
	(dollar amounts in thousands)
Product -three months ended	$4,120	$576	$3,544	615%
Percentage of total net revenue	96%	83%
Product -six months ended	$7,324	$1,627	$5,697	350%
Percentage of total net revenue	95%	90%

Product revenue increased for the three months ended June 30, 2022 compared with the same period of 2021 primarily due to the timing of the reverse acquisition occurring late in 2021 and the commencement of our sales related to mmWave module products beginning in the second half of 2021. As the reverse acquisition occurred on December 17, 2021, the results of operations for the three months ended June 30, 2021 exclude all sales attributable to our memory IC products, resulting in a 100% increase in sales volumes and contributing a $1.9 million increase in revenues attributable to our memory IC products during the three months ended June 30, 2022. There were no changes in revenue for our memory IC products attributable to price changes during the three months ended June 30, 2022, compared with the same period in 2021. Additionally, we began selling our mmWave module products during the second half of 2021, representing a 100% increase in sales volumes, which contributed $1.5 million in revenue for the three months ended June 30, 2022. We did not have any sales of the mmWave module products during the first half of 2021. We have initiated price increases on certain of our module products in 2022. However, through June 30, 2022, we had not realized any material increase in revenue as a result of those price increases.

Product revenue increased for the six months ended June 30, 2022 compared with the same period of 2021 primarily due to the timing of the reverse acquisition occurring late in 2021 and the commencement of our sales related to mmWave module products beginning in the second half of 2021. As the reverse acquisition occurred on December 17, 2021, the results of operations for the six months ended June 30, 2021 exclude all sales attributable to our memory IC products, resulting in a 100% increase in sales volumes and contributing a $3.8 million increase in revenues attributable to our memory IC products during the six months ended June 30, 2022. There were no changes in revenue for our memory IC products attributable to price changes during the six months ended June 30, 2022, compared with the same period in 2021. Additionally, we began selling our mmWave module products during the second half of 2021 and realized a 100% increase in sales volumes, which contributed $2.3 million in revenue for the six months ended June 30, 2022. We did not have any sales of the mmWave module products during the first half of 2021. We have initiated price increases on certain of our module products in 2022. However, through June 30, 2022, we had not realized any material increase in revenue as a result of those price increases. These increases were slightly offset by a decrease of $0.5 million in sales of our mmWave IC products during the six months ended June 30, 2022, compared with the same period in 2021.

We expect revenues to increase for the remainder of 2022, as we expect increased sales of our mmWave products, including the benefits of price increases implemented in 2022, and will experience a full-year contribution of revenues from our memory products.

Controls and Procedures, page 35

2.

We understand from your response to prior comment 6 that you continue to believe your disclosure controls and procedures and internal control over financial reporting have been appropriately assessed as effective at December 31, 2021.

Tell us how you considered the accounting and disclosure requirements applicable to minority interests and participating interests, as referenced in other comments in this letter, in formulating your view. We reissue prior comment 6.

Response: While we agree that the Staff’s comments have uncovered areas where we should expand our disclosures in future filings, we maintain our conclusion that both our disclosure controls and procedures and internal control over financial reporting are effective. Further, with respect to our internal control over financial reporting, we do not believe that the Staff’s concerns and our proposed revisions indicate the presence of material weaknesses in such internal controls.

The Company has addressed the accounting and disclosure requirements applicable to minority interests and participating interests in its response to question number 3 below.

Financial Statements

Note 2 - Business Combination

Securities Conversion, page 75

3.	We note that in response to prior comment 9 you revised your balance sheet when filing your second quarter interim report to include the Series A Special Voting Preferred Stock, although you continue to exclude the instrument from your Statements of Stockholders' Equity (Deficit) on page 5 of that report; and have not identified any accounting literature to support your combined equity presentation.

Rules 3-04, 5-02.29, 5-02.31, and 5-03.19 of Regulation S-X prescribe distinct reporting requirements for common stock and non-controlling interests in the Statements of Changes in Stockholders' Equity, the Balance Sheets and Statements of Operations.

There are also specific requirements in FASB ASC 810-10-45-16, as to the balance sheet presentation for non-controlling interests; FASB ASC 810-10-45-20 and 21, as to the allocation of earnings and losses between a parent and non-controlling interests; FASB

ASC 260-10-45-11A, regarding non-controlling interests in EPS computations; and FASB ASC 260-10-45-60A, 65, 66 and 68, and FASB ASC 260-10-55-25, regarding the two-class method for participating securities in EPS computations.

Unless you are able to show how you are not subject to these requirements, it appears that you would need to restate your financial statements to comply with the applicable sections of the aforementioned guidance. However, please consider how economic interests are conveyed to holders of the exchangeable shares in distinguishing between non-controlling interests and participating securities in your application of this guidance, particularly as it relates to allocations of earnings and losses for each period.

Tell us how you have considered the configuration of entities within the consolidated entity, including any rights that attach to the exchangeable shares in operations of the subsidiary, apart from those of the parent, in formulating your view.

Please address all of the guidance cited above and submit any revisions that you believe will be necessary to include in amendments to your annual and interim reports to conform to generally accepted accounting principles and SEC reporting requirements.

Response:

The Company respectfully acknowledges the Staff’s comment. The following diagram depicts the organizational chart of all entities involved in the reverse acquisition following the closing of the transaction.

Peraso Inc.
(formerly, MoSys, Inc.)
United States
Canada
100%
Common Shares
2864552 Ontario Inc.
("Callco")
100%
Common Share
2864555 Ontario Inc.
("Canco")
100%
Common Shares
Peraso Technologies Inc.
Special Voting Share
Exchangeable Shares
Former Shareholders of Peraso Technologies Inc.

Kindly note that the following response separates the Series A Special Voting Preferred Stock and the Exchangeable Common for a clear presentation.

Classification of Series A Special Voting Preferred Stock (“Special Voting Share”) Considerations:

The Company issued one Special Voting Share to Kingsdale Advisors LP (the “Agent”), as the holder of record, as agent for and on behalf of, and for the use and benefit of, the registered holders from time to time of the Exchangeable Shares of Canco. The Voting and Exchange Agency Agreement creates an agency relationship for the benefit of the registered holders from time to time of Exchangeable Shares. The Agent will hold the Special Voting Share issued by the Company in order to enable the Agent to exercise the voting rights and will hold the Exchange Right and the Automatic Exchange Right (as defined below) in order to enable the Agent to exercise such rights, in each case as agent for and on behalf of the holders of the Exchangeable Shares. The Agent who is the holder of the Special Voting Share does not have rights to the dividends or a residual interest in the Company, as those rights belong to the holders of the Exchangeable Shares. The Exchangeable Shares, which have economic rights that are equivalent to those of the Company’s common stock, were issued to certain Canadian stockholders of Peraso Technologies Inc. to take advantage of a full or partial tax deferral available under the Income Tax Act (Canada). The Special Voting Share was only issued at closing to enable the holders that received Exchangeable Shares to cast votes, through instructions provided to the Agent, on matters for which holders of shares of common stock of the Company are entitled to vote on a one-for-one basis. The Agent has no voting discretion and may only vote on such matters if it receives voting instructions from any holders of the Exchangeable Shares. As the Special Voting Share was solely created to serve as the means for the holders of Exchangeable Shares to vote, the holder of the Special Voting Share is not entitled to any other rights, including the rights to (i) receive dividends, (ii) exchange the Special Voting Share for shares of any other class of capital stock of the Company, and (iii) receive any assets of the Company available for distribution to its stockholders upon any liquidation, dissolution or winding up of the Company. In this instance, the Special Voting Share was solely issued by the Company to the Agent for administrative purposes.

Besides the singular Special Voting Share that was issued to the Agent, the Company did not issue any other shares of preferred stock in 2021 and does not having any other preferred stock outstanding. Although the instrument appears to be equity in legal form, the Company concluded, through its analysis below, that in substance, the Special Voting Share does not represent an equity instrument or a substantive class of equity. This practice is consistent with the financial reporting of other registrants that have implemented an Exchangeable Share framework that includes the designation of a Special Voting Share.

The following summarizes key terms of the Special Voting Share pursuant to the Company’s “Certificate of Designation of Preferences, Rights and Limitations of Series A Special Voting Preferred Stock” (the “Certificate”) filed with the Secretary of State of the State of Delaware on December 15, 2021 in accordance with the terms of the Arrangement Agreement:

•	Number of shares designated is one (1) with a par value of $0.01 per share.
•	Dividends: The holder of the Special Voting Share shall not be entitled to receive any dividends declared and paid by the Company.
•

Voting Rights: The holder of the Special Voting Share shall not be entitled to vote on any matter required or permitted to be voted upon by the stockholders of the Company, except as otherwise required under applicable law or with respect to all meetings of the stockholders of the Company at which the holders of the Company’s common stock are entitled to vote. The holder of the Special Voting Share shall vote together with the holders of such common stock as a single class, and shall be entitled to cast on such matter a number of votes equal to one vote plus the number of the Exchangeable Shares of Canco outstanding as of the record date as to which the holder of the share of Special Voting Preferred Stock has received voting instructions from the holders of such Exchangeable Shares in accordance with the Voting and Exchange Agency Agreement.

•

Liquidation: Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holder of the Special Voting Share shall not be entitled to receive any assets of the Company available for distribution to its stockholders.

•	The holder of the Special Voting Share shall not have any rights to convert such share into, or exchange such share for, shares of any other series or class of capital stock of the Company.
•	At such time as the share of Special Voting Share has no votes attached to it, the Special Voting Share shall be automatically cancelled and shall not be reissued.
•

No other rights or privileges: The holder of the Special Voting Share shall have no other rights, privileges or preferences with respect to the Special Voting Share except as set forth in the Certificate.

In assessing whether the Special Voting Share should be classified as a form of equity, the Company considered the definition of equity. ASC 505-10-05-3 states “Equity, sometimes referred to as net assets, is the residual interest in the assets of an entity that remains after deducting its liabilities.” As such, an existence of a residual interest is essential for equity classification.

Further, although the following is discussing stock awards issued to employees, the discussion of whether an instrument is classified as equity is useful. In a speech at the December 2006 AICPA Conference on Current SEC and PCAOB Developments, Joseph Ucuzoglu, then a professional accounting fellow in the SEC’s Office of the Chief Accountant, discussed observations of the SEC staff related to special classes of equity and associated financial reporting considerations. The following is relevant excerpts from his speech (emphasis added):

“Several accounting issues arise when a special class of stock is granted to employees. First and foremost, one must look through the legal form of the instrument to determine whether the instrument is in fact a substantive class of equity for accounting purposes, or is instead similar to a performance bonus or profit sharing arrangement. When making this determination, all relevant features of the special class must be considered. There are no bright lines or litmus tests. When few if any assets underlie the special class, or the holder’s claim to those assets is heavily subordinated, the arrangement often has characteristics of a performance bonus or profit-sharing arrangement. Instruments that provide the holder with substantive voting rights and pari passu dividend rights are at times indicative of an equity interest. Consideration should also be given to any investment required, and any put and call rights that may limit the employee’s downside risk or provide for cash settlement. Many of these factors were contained in Issues 28 and 40 of EITF Issue 00-23, which provided guidance on the accounting under APB Opinion No. 25 for certain of these arrangements.”

Although Issues 28 and 40 of EITF Issue 00-23 (referred to in the speech above) were superseded and nullified by FASB Statement 123(R) (codified in ASC 718), the indicators provided in them are useful in the determination of whether an issued instrument represents a substantive class of equity. Those indicators include:

•	The legal form of the instrument,
•	Distribution rights,
•	Claims to the residual assets of the entity upon liquidation,
•	Substantive net assets underlying the interest,
•	Any investment required to purchase the shares or units,
•	Transferability,
•	Voting rights commensurate with those of other substantive equity holders,
•	An entity’s intent in issuing the interest (i.e., whether the entity is attempting to align the holder’s interests with those of other substantive equity holders),
•	Provisions for realization of value, and
•	Repurchase features that may affect exposure to risks and rewards.

The following table summarizes the Company’s analysis as it pertains to the characteristics listed above in terms of the Special Voting Share.

Characteristic	Special Voting Share
The legal form of the instrument (to be classified as equity it must be considered legal equity)	Yes – it is considered legal equity
Participation features such as voting rights, distribution rights and liquidation rights	Voting rights – No (there is a voting right but it is used by the Agent solely to convey the votes of the Exchangeable Shares) No – does not have distribution or liquidation rights
Transferability of the instrument	The Special Voting Share is nontransferable
Claims to the residual assets of the entity upon liquidation	No – does not have claims to the residual assets of the entity
Substantive net assets underlying the interest	No
The settlement and repurchase features	The Special Voting Share is cancelled at such time as there are no more Exchangeable Shares outstanding and shall not be reissued
An entity’s intent in issuing the interest (i.e., whether the entity is attempting to align the holder’s interests with those of other substantive equity holders)	No – intention is to provide the Agent holder with voting power on behalf of the holders of Exchangeable Shares
Provisions for realization of value	No – does not have provisions for the realization of value
Repurchase features that may affect exposure to risks and rewards	No – does not have repurchase features exposing the holders to risk and reward

The Company considered all the above indicators and noted that only the legal form is present. The voting rights are only at the direction of the holders of Exchangeable Shares. However, significant equity characteristics, such as distribution rights, liquidation rights, residual rights, and transferability do not exist. Furthermore, the Special Voting Share does not confer any claims to residual assets of the entity upon liquidation and there are no substantive net assets underlying the interest and no provisions for realization of value. The Company’s intent in issuing the Special Voting Share was solely to provide a mechanism by which holders of the Exchangeable Shares may vote on Company matters via instructions they provide to the Agent, rather than attempting to align the holder’s interests with those of other substantive equity holders. As previously stated, the purpose of the Special Voting Share is to convey the rights of the holders of Exchangeable Shares. This was to enable the Exchangeable Shareholders to defer taxes under the Income Tax Act (Canada).

The Company also evaluated the definition of equity securities and participating securities in accordance with the ASC Master Glossary and ASC 260.

The ASC Master Glossary defines an equity security as:

Any security representing an ownership interest in an entity (for example, common, preferred, or other capital stock) or the right to acquire (for example, warrants, rights, forward purchase contracts, and call options) or dispose of (for example, put options and forward sale contracts) an ownership interest in an entity at fixed or determinable prices.

ASC 260-10 defines a participating security as:

A security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. The form of such participation does not have to be a dividend — that is, any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend.

Furthermore, the following text of Regulation S-X Rule 3-04, Changes in Other Stockholders’ Equity and Noncontrolling Interests (17 CFR 210.3-04) states:

An analysis of the changes in each caption of stockholders’ equity and noncontrolling interests presented in the balance sheets shall be given in a note or separate statement. This analysis shall be presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which a statement of comprehensive income is required to be filed with all significant reconciling items described by appropriate captions with contributions from and distributions to owners shown separately. Also, state separately the adjustments to the balance at the beginning of the earliest period presented for items which were retroactively applied to periods prior to that period. With respect to any dividends, state the amount per share and in the aggregate for each class of shares. Provide a separate schedule in the notes to the financial statements that shows the effects of any changes in the registrant’s ownership interest in a subsidiary on the equity attributable to the registrant.

The Company noted that the Special Voting Share does not represent or convey any type of ownership interest or the right to acquire any ownership interest. It also does not participate in any type of distribution in earnings, whether distributed or not, or whether conditional or not. In addition, activity that is typically present in equity, such as contributions, distributions, dividends, and ownership transactions, are not present in the Special Voting Share and could not exist by virtue of its legal characteristics.

Based on the above, the Company determined that the Special Voting Share does not represent a substantive class of equity, an equity security, or a participating security, and therefore should not be separately presented in the Company’s Statements of Stockholders’ Equity (Deficit) or considered in the computation of EPS. The Company also noted that there are other registrants who have implemented an Exchangeable Share framework that includes the designation of a Special Voting Share with similar presentation in their financial statements.

The Company previously disclosed that “Each Exchangeable Share is exchangeable for one share of common stock of the Company and while outstanding, the Special Voting Share enables holders of Exchangeable Shares to cast votes on matters for which holders of the common stock are entitled to vote, and by virtue of the share terms relating to the Exchangeable Shares, to receive dividends that are economically equivalent to any dividends declared with respect to the shares of common stock.”

However, as noted in the discussion above, the Special Voting Share enables holders of Exchangeable Shares to cast votes. The Special Voting Share is not entitled to receive dividends or a residual interest, instead only the Exchangeable Shares are entitled to receive dividends and residual interest.

In summary, the Company respectfully submits that the Special Voting Share is not an equity instrument; therefore, it is not subject to accounting and reporting requirements pursuant to Regulation S-X Rules 3-04 and 5-02.31 or ASC 810-10-45-16. Further the Special Voting Share does not participate in earnings and so it is not subject to the accounting and reporting requirements of ASC 260-10.

As the Special Voting Share is not an equity instrument, the Company will remove its presentation from the balance sheet. Further the Company will include clarifying disclosure in future filings as follows (edited excerpt from Note 2 to our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, edits in italics):

In connection with the Arrangement, on December 15, 2021, the Company filed the Certificate of Designation of Series A Special Voting Preferred Stock with the Secretary of State of the State of Delaware to designate Series A Special Voting Preferred Stock (the Special Voting Share) in accordance with the terms of the Arrangement Agreement in order to enable the holders of Exchangeable Shares to exercise their voting rights. The Special Voting Share was issued to a third-party administrative agent (the Agent) solely to facilitate the exercise of rights by holders of Exchangeable Shares. The rights of the Agent, as holder of the Special Voting Share, are limited to effecting the rights of the holders of the Exchangeable Shares; the Special Voting Share does not confer any independent rights to the Agent. Under the Certificate, when all of the Exchangeable shares have been converted into shares of the Company’s common stock, the Special Voting Share shall be automatically cancelled and shall not be reissued. Each Exchangeable Share is exchangeable for one share of common stock of the Company and while outstanding, the Special Voting Share enables holders of Exchangeable Shares to cast votes on matters for which holders of the common stock are entitled to vote, and by virtue of the share terms relating to the Exchangeable Shares, enable the Exchangeable Shares to receive dividends that are economically equivalent to any dividends declared with respect to the shares of common stock. As the Special Voting Share does not participate in dividends (only the Exchangeable Shares participate in dividends) and is not entitled to participate in the residual interest of the Company, it is not classified as an equity instrument in the Company’s financial statements.

Exchangeable Shares Considerations:

The Company’s position, as analyzed below, is that the Exchangeable Shares are in substance shares of common stock of the Company. This conclusion is based on neither Callco nor Canco being substantive entities and the Exchangeable Shares being essentially the functional and economic equivalent of shares of Common Stock of the Company.

As previously stated, the Company noted that the Exchangeable Share tax structure is not uncommon for acquisitions of Canadian entities, and that there are other registrants with similar financial statement presentation as the Company. The Company first looked to the literature in ASC 805 and SEC Staff speeches to determine whether Callco or Canco were substantive entities.

ASC 805-10-55-15 states:

“A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.”

ASC 805-10-55-15 precludes a new entity (“newco”) that only issues equity instruments from being identified as the acquirer because it is deemed to have no economic substance. The newco is disregarded for accounting purposes, and, instead, one of the combining entities should be identified as the acquirer. The guidance in ASC 805-10-55-15 was carried forward from FASB Statement 141. In paragraph B100 of the Basis for Conclusions of Statement 141(R), the FASB explains why the IASB agreed with its rationale for such treatment:

The IASB also considered whether treating a new entity formed to issue equity instruments to effect a business combination as the acquirer would place the form of the transaction over its substance, because the new entity may have no economic substance. The formation of such entities is often related to legal, tax, or other business considerations that do not affect the identification of the acquirer. For example, a combination between two entities that is structured so that one entity directs the formation of a new entity to issue equity instruments to the owners of both of the combining entities is, in substance, no different from a transaction in which one of the combining entities directly acquires the other. Therefore, the transaction should be accounted for in the same way as a transaction in which one of the combining entities directly acquires the other. To do otherwise would impair both the comparability and the reliability of the information.

In some cases, a newco may be identified as the acquirer if the newco is determined to have economic substance. In the evaluation of whether a newco has substance, it should not matter which entity (i.e., the buyer or the seller) created the newco. If newco has been involved in significant pre-combination activities (e.g., raising capital, identifying acquisition targets, negotiating transactions, and promoting the business combination) has substantive precombination operations or assets, had any ownership in the acquiree before the acquisition or survives the transaction then it may be considered substantive and could be the accounting acquirer. In a letter to the FASB, dated August 16, 2001, the SEC staff described its continued belief that a newly-formed entity with significant pre-combination activities cannot be viewed as an entity formed solely to issue equity interests to affect a business combination. In such cases, the newco would be considered substantive and therefore could be deemed the accounting acquirer. The FASB staff indicated that the SEC staff’s interpretation was not inconsistent with the guidance in ASC 805, Business Combinations.

Whether a newly-formed entity is involved in “significant pre-combination activities” is a matter of judgment. All facts and circumstances should be considered in the analysis, and significant judgment will be required. Given the limited specific guidance provided by US GAAP in this area, the Company also considered the interpretive guidance in the EY Financial Reporting Developments Business Combinations monograph (“EY Business Combinations FRD”), which is based on the framework provided by the SEC. Specifically, the Company reviewed Section 3.2.2.4, which summarizes the circumstances that entities may consider when evaluating whether a newco is substantive.

Illustration 3-8: Identifying the accounting acquirer when an acquisition involves a Newco

← Indicators that Newco <u>does not have</u> substance	Indicators that Newco <u>has</u> substance →
Newco is transitory and does not survive the transaction.	Newco survives the transaction.
No changes in control when considering the ownership structure of Newco compared to the ownership structure of the target prior to the merger.	Changes in control when considering the ownership structure of Newco compared to the ownership structure of the target prior to the merger.
Newco only issues equity in exchange for its interest in the target.	Newco issues debt and/or pays cash in exchange for its interest in the target.
The reason a Newco was used to effect the business combination lacks substance.	The reason a Newco was used to effect the business combination has substance.
Newco is not involved in significant precombination activities, such as: ▸ Raising capital ▸ Identifying acquisition targets ▸ Negotiating transactions ▸ Promoting the business combination	Newco is involved in significant precombination activities, such as: ▸ Raising capital ▸ Identifying acquisition targets ▸ Negotiating transactions ▸ Promoting the business combination
No change in the governance structure (e.g., board composition) and/or composition of management of Newco (compared to that of the target).	Significant change in governance structure (e.g., board composition) and/or composition of management of Newco (compared to that of the target).

The EY Business Combinations FRD also provides the following example of a combination involving a newco, which is consistent with the Company’s fact pattern.

As stated in the Company’s Definitive Proxy Statement (Schedule 14A) filed with the SEC on October 18, 2021, Callco and Canco were newly formed, directly wholly-owned, holding company subsidiaries of MoSys (Peraso Inc.) that were organized specifically for the purpose of completing the Arrangement. Callco and Canco have not engaged in any business activities and have no material assets or liabilities.

Callco and Canco were formed to issue equity instruments to effect the reverse acquisition, with the sole purpose of allowing for tax deferral under Canadian law for Peraso Technologies Inc. shareholders. Neither entity was involved in any pre-combination activities such as identifying targets, negotiating or promoting acquisitions (there are no employees) and neither entity had any substantive pre-combination operations or assets. Both entities did survive the transaction, but otherwise lack substance except for the sole purpose of allowing for a tax deferral mechanism for the exchange of the Exchangeable Shares. Canco and Callco will be dissolved once all of the Exchangeable Shares are exchanged for shares of common stock of the Company.

Based on the above, the Company determined that both Callco and Canco lack economic substance and are not substantive entities, and therefore neither entity should be considered an acquirer in the transaction. As such, the Company looked through Callco and Canco as non-substantive entities, and accounted for the transaction in the same way as a transaction in which one of the combining entities directly acquires the other.

The above guidance was leveraged and used by analogy to determine whether the Exchangeable Shares in Canco would be considered a non-controlling interest in a subsidiary in accordance with ASC 810-10-45. As shown in the literature above, non-substantive entities are looked through to the substantive entity, which in this case is the Company. Thus, the Exchangeable Shares would not be subject to the non-controlling interest guidance in ASC 810-10-45-16.

Further, the Company also evaluated the terms of the Exchangeable Shares to determine whether such shares represent, in substance, shares of common stock of the Company.

In accordance with the Arrangement Agreement, the Exchangeable Shares represent a security of Canco, having economic rights that are equivalent to those of the Company’s common stock. The receipt of Exchangeable Shares (as opposed to shares of the Company’s common stock) permits certain Canadian stockholders to take advantage of a full or partial tax deferral.

The following is a summary description of the material provisions of the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares:

•

Dividends and Other Distributions: A holder of an Exchangeable Share shall be entitled to receive dividends that are economically equivalent to the dividends declared by the Company on the Company’s common stock.

•

Distribution on Liquidation and Liquidation Call Right: In the event of the liquidation, dissolution or winding-up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, subject to the exercise by the Company or Callco of the Liquidation Call Right (described below), a holder of Exchangeable Shares shall be entitled, to receive from the assets of Canco in respect of each Exchangeable Share held by such holder on the effective date of any such event (the “Liquidation Date”), before any distribution of any part of the assets of Canco among the holders of the common shares of Canco or any other shares ranking junior to the Exchangeable Shares, an amount per share equal to the current market price of a share of the Company’s common stock on the last business day prior to the Liquidation Date plus the Dividend Amount (as defined in the Plan of Arrangement), which shall be satisfied in full by Canco delivering or causing to be delivered to such holder one share of the Company’s common stock, plus an amount equal to the Dividend Amount.

The “Liquidation Call Right” is the right of the Company and Callco to, in the event of and notwithstanding a proposed liquidation, dissolution or winding-up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, and subject to the Automatic Exchange Right (described below), to purchase all of the Exchangeable Shares from the holders thereof (other than Exchangeable Shares held by the  Company or any of its affiliates) for an amount per Exchangeable Share equal to the current market price of a share of the Company’s common stock on the last business day prior to the Liquidation Date plus the Dividend Amount, which shall be satisfied in full by the Company or Callco delivering to such holder one share of the Company’s common stock for each Exchangeable Share plus any Dividend Amount.

The “Automatic Exchange Right” is the obligation of the Company, upon a liquidation event of the Company, to purchase all of the Exchangeable Shares from the holders thereof (other than Exchangeable Shares held by the Company and its affiliates) immediately prior to the effective date of such Company liquidation event. In order that the holders of the Exchangeable Shares will be able to participate on a pro rata basis with the holders of the Company’s Common Shares in the distribution of assets of the Company in connection with a Liquidation Event. The purchase price payable by the Company for each Exchangeable Share purchased pursuant to the Automatic Exchange Right will be satisfied by the delivery of one share of the Company’s common stock for each Exchangeable Share purchased, together with an amount equal to the Dividend Amount, if any.

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Voting Rights: Holders of Exchangeable Shares possess in-substance voting rights in respect of the Company through the Special Voting Share that the Company issued to the Agent. The Special Voting Share enables the holders of Exchangeable Shares to cast votes, through instructions provided to the Agent, on matters for which holders of the Company’s common stock are entitled to vote on a one-for-one basis. The Agent may not vote on such matters if it does not receive voting instructions from any holders of the Exchangeable Shares.

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Retraction Rights: A holder of Exchangeable Shares shall be entitled at any time, to require Canco to acquire any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the current market price of a common share of the Company on the last Business Day prior to the Retraction Date plus the Dividend Amount which shall be satisfied in full by Canco delivering to such holder one common share of the Company for each Exchangeable Share presented and surrendered by the holder.

The same indicators of equity table utilized for the Special Voting Share is used below for the Exchangeable Shares.

Characteristic	Exchangeable Shares
The legal form of the instrument (to be classified as equity it must be considered legal equity)	Yes – considered legal equity in Canco
Participation features such as voting rights, distribution rights and liquidation rights of the Company.	Yes – they have voting rights, distribution rights and liquidation rights in the Company
Claims to the residual assets of the Company upon liquidation	Yes – they have claims to the residual of the Company
Substantive net assets underlying the interest	Yes, but only of the Company
The settlement and repurchase features	All paths to settlement and repurchase are tied to the value of the Company’s common stock
An entity’s intent in issuing the interest (i.e., whether the entity is attempting to align the holder’s interests with those of other substantive equity holders)	Yes in the Company, not in Canco (intention is to align the interests of the holders of Exchangeable Shares to those of the holders of the Company’s common stock)
Provisions for realization of value	Yes but only in Company
Repurchase features that may affect exposure to risks and rewards	No, all repurchases are at the fair value of the Company’s common stock; thus they do not affect exposure to risks and rewards

As discussed above, the dividend, liquidation and voting rights with respect to the Exchangeable Shares are essentially identical to, and wholly derivative of, the dividend, liquidation and voting rights with respect to the Company’s common stock. The terms of the Exchangeable Shares do not provide the holders thereof with any right to, or interest in, the assets or operations of Canco other than amounts that are attributable to shares of the Company’s Common Stock. The economic merits of the Exchangeable Shares lie solely in the underlying common stock of the Company and to derive any value from the Exchangeable Shares, a holder must look to the Company.

Finally, the Company also considered the guidance for reverse acquisitions under ASC 805-40-25-2 to evaluate whether the equity interests held by Canco through the Exchangeable Shares represent a noncontrolling interest that would be required to be separately presented in its balance sheet.

ASC 805-40-25-2 states:

“In a reverse acquisition, some of the owners of the legal acquiree (the accounting acquirer) might not exchange their equity interests for equity interests of the legal parent (the accounting acquiree). Those owners are treated as a noncontrolling interest in the consolidated financial statements after the reverse acquisition. That is because the owners of the legal acquiree that do not exchange their equity interests for equity interests of the legal acquirer have an interest in only the results and net assets of the legal acquiree — not in the results and net assets of the combined entity. Conversely, even though the legal acquirer is the acquiree for accounting purposes, the owners of the legal acquirer have an interest in the results and net assets of the combined entity.”

The Company evaluated the above guidance and determined that the Transaction does not follow the same fact pattern. Although some of the shareholders of Peraso Technologies Inc. (the legal acquiree) did not exchange their equity interests for equity in the Company in legal form, in substance an exchange did occur, as they exchanged their equity interests for the Exchangeable Shares, which as concluded above, are in substance common stock of the Company and thus holders of the Exchangeable Shares do have economic interest in the Company. As such, all the equity interests held by the shareholders of Peraso Technologies Inc. after the exchange are either direct or in-substance equity interests in the Company. As the Exchangeable Shares are considered common stock of the Company, they would not be subject to the guidance in ASC 260-10-45-60A, 65, 66 and 68, and FASB ASC 260-10-55-25, regarding the two-class method for participating securities in EPS computations.

In summary, the Company respectfully submits that the Exchangeable Shares are in substance equity of the Company as Canco does not have economic substance and the Exchangeable Shares have equivalent economic terms of the Company’s common stock. The Company notes that similar structures with Exchangeable Shares and a Special Voting Share are not uncommon structures for Canadian tax purposes and there are other public filers with similar presentation as the Company.

As the Exchangeable Shares are in substance common stock of the Company, we will include clarifying disclosure in future filings as follows (excerpt from Note 2 to our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, edits in italics):

The Exchangeable Shares, which can be converted into common stock at the option of the holder and have the same voting and dividend rights as common stock without being exchanged and also participate in the residual net assets of the Company are similar in substance to shares of common stock. Further, Canco and Callco are non-substantive entities, which are looked through with the Exchangeable Shares being in substance common stock of the Company. Therefore, the Exchangeable Shares have been included in the determination of outstanding common stock. The Special Voting Share was issued to a third-party administrative agent (the Agent) solely to facilitate the exercise of rights by holders of Exchangeable Shares. The rights of the Agent, as holder of the Special Voting Share, are limited to effecting the rights of the holders of the Exchangeable Shares; the Special Voting Share does not confer any independent rights to the Agent. Under the Certificate, when all of the Exchangeable shares have been converted into shares of the Company’s common stock, the Special Voting Share shall be automatically cancelled and shall not be reissued.

4.

We note that in response to prior comment 9, you explain that your subsidiary 2864555 Ontario Inc. (Canco), the issuer of the exchangeable shares, "has not engaged in any material operations and has no other material assets or liabilities of any kind [and that] Canco is, for all intents and purposes, a shell company."

However, on page 10 of your September 30, 2021 interim report, you reported that "Under the Agreement, the Company, indirectly through Canco, is to acquire all of the issued and outstanding common shares of Peraso," and we see that the Arrangement Agreement at Exhibit 2.1 similarly states, in referring to Mosys, Inc., that "RTO Acquiror will, indirectly through Canco, acquire all of the Peraso Shares in exchange for the Consideration...." Section 2.2(d) and (e) of Article 2 in Schedule A - Plan of Arrangement at Exhibit 2.2 also clearly identify Canco as the recipient of the Peraso shares.

Please reconcile your response with these observations and explain to us how Canco has remained a shell company, after receiving the shares of Peraso Technologies, Inc., if this is your view. Provide us with an organizational chart that depicts all of the entities involved in your reverse merger immediately following the transaction, and if there have been subsequent changes, also submit an organizational chart that depicts those changes along with a description of, and an explanation for, the intervening events.

Response:

See organizational chart in Comment number 3 of all entities involved in the reverse acquisition following the closing of the transaction.

As noted in the Company’s response to Comment number 3 above, Canco and Callco are non-substantive holding companies that were created solely for the purpose of issuing the Exchangeable Shares to certain Canadian stockholders of Peraso Technologies Inc. to allow them to take advantage of a full or partial tax deferral available under the Income Tax Act (Canada). The entities have only engaged in activities related to issuance of the equity instruments to effect the reverse acquisition. Neither entity was involved in any pre-combination activities, had any substantive pre-combination operations or assets, and has engaged in any other operations or has other assets or liabilities of any kind. The equity exchanged was all common stock. There was no debt raised at Callco or Canco. The Company confirms that there has been no subsequent changes to the organizational structure since the close of the transaction. The Company also confirms there has been no subsequent activity with regard to Callco or Canco. The Company concluded that these entities lack economic substance; therefore, such entities do not constitute acquirers in the transaction and are looked through for accounting purposes.

5.

We note that the Arrangement Agreement at Exhibit 2.1, including Schedule A - Plan of Arrangement provides, pursuant to Sections 5.1, 5.2, and 5.3, regarding the Liquidation Call Right, Redemption Call Right, and Change of Law Call Right, one of two possible mechanisms for settlement, where the counterparty would be either 2864552 Ontario Inc. (Callco) or MoSys, Inc. (RTO Acquiror, subsequently known as Peraso, Inc.).

We also note that Appendix I to Schedule A - Plan of Arrangement provides, pursuant to Sections 5, 6 and 7, regarding the Distribution on Liquidation, Retraction of Exchangeable Shares by Holder, and Redemption of Exchangeable Shares by Canco, one of three possible mechanisms for settlement, where the counterparty would be either 2864555 Ontario Inc. (Canco), Callco or RTO Acquiror.

The Liquidation Call Purchase Price, Redemption Call Purchase Price, and Change of Law Call Purchase Price prescribed in the Plan of Arrangement; and the Liquidation Amount, Retraction Price, and Redemption Price prescribed in Appendix I; all appear be calculated and settled in a similar manner, i.e. based on the current market price of an RTO Acquiror Share on the last business day prior to the relevant provision date, plus the Dividend Amount, and by delivering or causing to be delivered to the holder of the exchangeable share one RTO Acquiror Share plus any Dividend Amount.

Please expand your disclosure to include a summary of the various circumstances under which exchange, settlement or redemption may occur, rationale for having options in deciding which counterparty would be involved in an exchange, the criteria that would govern the selection of the counterparty, quantification of tax liabilities assumed on behalf of the former shareholders who elected to receive exchangeable shares, the manner by which such tax positions are reflected in your financial statements, and a description of the mechanisms by which your subsidiaries would either have or obtain parent company shares to settle an exchange to comply with FASB ASC 505-10-50-3.

Please also include a description of any circumstances under which the exchangeable shares could be redeemed for cash pursuant to these or any other provisions of, or related to, the Arrangement Agreement, or a statement to clarify if there are none. If there are such circumstances, tell us the specific provisions that would accommodate this manner of settlement and explain how you have assessed them from an accounting standpoint.

Response:

We respectfully acknowledge the Staff’s comment. In future filings, we will include the following clarifying disclosure (excerpt from Note 2 to our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, edits in italics):

The Exchangeable Shares structure is commonly used for cross-border transactions of this nature so as to provide non-tax-exempt Canadian shareholders with the same economic rights and benefits as holders of the Company’s shares into which Exchangeable Shares are exchangeable, while allowing those Canadian shareholders to benefit from the tax-rollover available on the issuance of the Exchangeable Shares. In general terms, by choosing to acquire Exchangeable Shares from Canco, such a former Peraso Tech shareholder was able to rely on a rollover rule in the Income Tax Act (Canada) in order to defer any capital gain that he/she/it would have otherwise realized.

Callco was incorporated to exercise the call rights, while Canco was incorporated to acquire the shares of Peraso Tech from Canadian shareholders that wished to receive Exchangeable Shares as consideration, so it was a tax deferred transaction for such Canadian shareholders. The use of a separate entity, Callco, helps maximize cross border paid-up capital, which represents the amount that can generally be distributed free of Canadian withholding tax. The call rights also allow Callco to “purchase” the Exchangeable Shares rather than having them redeemed by Canco on a redemption or retraction or in connection with a liquidity event, thus avoiding the adverse deemed dividend tax consequences to shareholders that may arise from a redemption or retraction of Exchangeable Shares.

Holders of Exchangeable Shares have the right at any time (the “Retraction Right”) to retract or redeem any or all of the Exchangeable Shares owned by them for an amount per share equal to the market price of a share of the Company’s common stock plus the full amount of all declared and unpaid dividends on such Exchangeable Share (the “Exchangeable Share Purchase Price”). The Exchangeable Share Purchase Price is payable only by the Company delivering or causing to be delivered to the relevant holder one share of the Company’s common stock for each Exchangeable Share purchased plus a cash amount equal to the amount of any accrued and unpaid dividends on such Exchangeable Share. The Company and Callco each have an overriding right, in the event that a holder of Exchangeable Shares exercises its Retraction Right, to redeem from such holder all, but not less than all, of the Exchangeable Shares tendered for redemption.

The Exchangeable Shares are subject to redemption by the Company, Callco and Canco at the Exchangeable Share Purchase Price, on the “Redemption Date,” which date shall be no earlier than the seventh anniversary of the date on which Exchangeable Shares are first issued, unless: (a) less than 10% of the aggregate number of Exchangeable Shares issued remain outstanding; (b) there is a change in control of the Company (defined generally as (i) any merger, amalgamation, arrangement, takeover bid or tender offer, material sale of shares or rights or interests that results in the holders of outstanding voting securities of the Company directly or indirectly owning, or exercising control or direction over, voting securities representing less than 50% of the total voting power of all of the voting securities of the surviving entity; or (ii) any sale or disposition of all or substantially of the Company’s assets), and (c) upon the occurrence of certain other events. The Exchangeable Share Purchase Price is payable only by the Company delivering or causing to be delivered to the relevant holder one share of the Company’s common stock for each Exchangeable Share purchased plus a cash amount equal to the amount of any accrued and unpaid dividends on such Exchangeable Share.

In the event of the liquidation, dissolution or winding-up of Canco, holders of Exchangeable Shares have the right to receive in respect of each Exchangeable Share held by such holder, an amount per share equal to the Exchangeable Share Purchase Price, which shall be satisfied in full by Canco by delivering to such holder one Company Share, plus an amount equal to the Dividend Amount. The Company and Callco each have an overriding right to purchase from all holders all but not less than all of the Exchangeable Shares upon the occurrence of such events.

In addition, the Company and Callco have the right to purchase all outstanding Exchangeable Shares at the Exchangeable Share Purchase Price if there is a change of law that permits holders of Exchangeable Shares to exchange their Exchangeable Shares for shares of common stock on a basis that will not require holders to recognize any gain or loss or any actual or deemed dividend for Canadian tax purposes.

The holders of Exchangeable Shares have an “automatic exchange right” in the event of any insolvency,

liquidation, dissolution or winding-up or in general, related proceedings, of the Company for an amount per share equal to the Exchangeable Share Purchase Price.

It is expected that Callco will exercise its call rights as that is more beneficial to the holders of the Exchangeable Shares. Once Callco acquires the Exchangeable Shares from a holder, it (Callco and the Company) is obligated to deliver the Company shares to the holder. Callco discharges this obligation by arranging for the Company to issue and deliver those shares to the holders on behalf of Callco. As consideration for satisfying the delivery obligation, Callco would issue its own shares to the Company.

There are no cash redemption features, all redemption and exchange scenarios are payable in a share of the Company’s common stock. Neither Canco, Callco or the Company assume any tax liabilities of a former Peraso Tech shareholder who acquired Exchangeable Shares under the plan of arrangement.

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We thank you for your review of the foregoing. If you have further comments, please feel free to contact our counsel, Blake Baron, Esq., at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ James Sullivan
James Sullivan
Chief Financial Officer